EXHIBIT 99.1

American Lithium to Fast-Track Completion of Pre-Feasibility Study for Falchani

Appoints DRA Global as Lead Engineer and Plans Near-Term Update of PEA

VANCOUVER, British Columbia, March 06, 2023 (GLOBE NEWSWIRE) -- American Lithium Corp. (“American Lithium” or the “Company”) (TSX-V:LI | NASDAQ-AML| Frankfurt:5LA1) is pleased to announce that it has appointed DRA Global (“DRA”) as lead engineer to coordinate completion of a Pre-Feasibility Study (“PFS”) on the Company’s Falchani Lithium Project in Southern Peru (“Falchani”).

As part of this process, Stantec Consulting Ltd. (“Stantec”) will also prepare an updated mineral resource estimate on Falchani which will involve the reclassification of existing resource categories, as well as including new drill data from the recent hydrology drilling which commenced in August 2022.

The Company also announces that it has restarted additional hydrology drilling at Falchani, with full support from the local communities. This drilling is part of the Environmental Impact Assessment (“EIA”) that was commenced in August 2022.

The first step towards completing a PFS will involve updating the Company’s existing Preliminary Economic Assessment (“PEA”) for Falchani, which is expected to expedite the PFS process. The work required to update the PEA started in the second half of 2022 with a focus on incorporating Sulphate of Potash and Cesium by-products, which are expected to provide a valuable contribution to the project economics. It will also incorporate the updated mineral resource data being prepared by Stantec.

As announced in June 2022, work by the Australian Nuclear Science and Technology Organisation (“ANSTO”) validated Sulphate of Potash as a viable and important by-product at Falchani. ANSTO is now focused on adding Sulphate of Potash and Cesium circuits to the overall flow sheet, while maintaining / increasing the impressive lithium extraction rates and battery grade purity. It is anticipated that this work will be finalized in the near term.

Finally, the PEA will also be updated to reflect the material increase in lithium carbonate pricing since the original report published in early 2020, which used a $12,000 per tonne LCE price. Recent studies on other lithium projects globally have used up to US$24,000 per tonne LCE reflecting material price rises in the commodity over the last 2 years and anticipated long-term pricing. Higher pricing is even more applicable to Falchani given the potential to precipitate battery grade lithium carbonate through its flow sheet.

Simon Clarke, CEO of American Lithium stated, “We are very pleased to accelerate PFS work at Falchani through the appointment of DRA Global to drive completion of what we believe will be a very robust update to the existing PEA and to fast-track completion of the PFS process. Falchani is a unique, large-scale lithium deposit on which a lot of exploration and development work has already been done. We have been able to build on this through ongoing work at ANSTO and the launch of the EIA in August of last year. At the same time, we are delighted to be able to restart drilling at the Project, and the fact that the deposit is open in several directions gives us confidence in our ability to materially expand the mineral resources at Falchani. The existence of other key targets in the area surrounding Falchani with similar surface expressions, continues to fuel our belief that there are additional deposits on our concessions.”

Qualified Person

Mr. Ted O’Connor, P.Geo., Executive Vice President of American Lithium, and a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical information contained in this news release.

About American Lithium
American Lithium is actively engaged in the development of large-scale lithium projects within mining-friendly jurisdictions throughout the Americas. The Company is currently focused on enabling the shift to the new energy paradigm through the continued development of its strategically located TLC lithium claystone project in the richly mineralized Esmeralda lithium district in Nevada, as well as continuing to advance its Falchani lithium and Macusani uranium development-stage projects in southeastern Peru. Both Falchani and Macusani have been through robust preliminary economic assessments, exhibit strong significant expansion potential and enjoy strong community support. Pre-feasibility work has now commenced at Falchani.

For more information, please contact the Company at info@americanlithiumcorp.com or visit our website at www.americanlithiumcorp.com for project update videos and related background information.

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On behalf of the Board of Directors of American Lithium Corp.

“Simon Clarke”

CEO & Director

Tel: 604 428 6128

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary Statement Regarding Forward Looking Information
This news release contains certain forward-looking information and forward-looking statements (collectively “forward-looking statements”) within the meaning of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the ability to appeal the judicial ruling, and any other statements regarding the business plans, expectations and objectives of American Lithium. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend", “indicate”, “scheduled”, “target”, “goal”, “potential”, “subject”, “efforts”, “option” and similar words, or the negative connotations thereof, referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management are not, and cannot be, a guarantee of future results or events. Although American Lithium believes that the current opinions and expectations reflected in such forward-looking statements are reasonable based on information available at the time, undue reliance should not be placed on forward-looking statements since American Lithium can provide no assurance that such opinions and expectations will prove to be correct. All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including risks, uncertainties and assumptions related to: American Lithium’s ability to achieve its stated goals; risks and uncertainties relating to the COVID-19 pandemic and the extent and manner to which measures taken by governments and their agencies, American Lithium or others to attempt to reduce the spread of COVID-19 could affect American Lithium, which could have a material adverse impact on many aspects of American Lithium’s businesses including but not limited to: the ability to access mineral properties for indeterminate amounts of time, the health of the employees or consultants resulting in delays or diminished capacity, social or political instability in Peru which in turn could impact American Lithium’s ability to maintain the continuity of its business operating requirements, may result in the reduced availability or failures of various local administration and critical infrastructure, reduced demand for the American Lithium’s potential products, availability of materials, global travel restrictions, and the availability of insurance and the associated costs; the judicial appeal process in Peru, and any and all future remedies pursued by American Lithium and its subsidiary Macusani to resolve the title for 32 of its concessions; the ongoing ability to work cooperatively with stakeholders, including but not limited to local communities and all levels of government; the potential for delays in exploration or development activities due to the COVID-19 pandemic; the interpretation of drill results, the geology, grade and continuity of mineral deposits; the possibility that any future exploration, development or mining results will not be consistent with our expectations; risks that permits will not be obtained as planned or delays in obtaining permits; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages, strikes and loss of personnel) or other unanticipated difficulties with or interruptions in exploration and development; risks related to commodity price and foreign exchange rate fluctuations; risks related to foreign operations; the cyclical nature of the industry in which American Lithium operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment and the effects upon the global market generally, and due to the COVID-19 pandemic measures taken to reduce the spread of COVID-19, any of which could continue to negatively affect global financial markets, including the trading price of American Lithium’s shares and could negatively affect American Lithium’s ability to raise capital and may also result in additional and unknown risks or liabilities to American Lithium. Other risks and uncertainties related to prospects, properties and business strategy of American Lithium are identified in the “Risk Factors” section of American Lithium’s Management’s Discussion and Analysis filed on June 28, 2022, and in recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward-looking statements. American Lithium undertakes no obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

Cautionary Note Regarding Macusani Concessions
Thirty-two of the 169 concessions held by American Lithium’s subsidiary Macusani, are currently subject to Administrative and Judicial processes (together, the “Processes”) in Peru to overturn resolutions issued by INGEMMET and the Mining Council of MINEM in February 2019 and July 2019, respectively, which declared Macusani’s title to 32 of the concessions invalid due to late receipt of the annual validity payments. In November 2019, Macusani applied for injunctive relief on 32 concessions in a Court in Lima, Peru and was successful in obtaining such an injunction on 17 of the concessions including three of the four concessions included in the Macusani Uranium Project PEA. The grant of the Precautionary Measure (Medida Cautelar) has restored the title, rights and validity of those 17 concessions to Macusani until a final decision is obtained at the last stage of the judicial process. A Precautionary Measure application was made at the same time for the remaining 15 concessions and was ultimately granted by a Court in Lima, Peru on March 2, 2021 which has also restored the title, rights and validity of those 15 remaining concessions to Macusani, with the result being that all 32 concessions are now protected by Precautionary Measure (Medida Cautelar) until a final decision on this matter is obtained at the last stage of the judicial process. The favourable judge’s ruling confirming title to all 32 concessions from November 3, 2021 represents the final stage of the current judicial process. However, this ruling has recently been appealed by MINEM and INGEMMET. American Lithium has no assurance that the outcome of these appeals will be in the Company’s favour.